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                                 UNITED STATES
                                 SECURITIES AND
                              EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. *)


                                 GREYHOUND LINES
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    398048108
                          -----------------------------
                                 (CUSIP Number)

                             Douglas L. Hammer, Esq.
                           Shartsis Friese & Ginsburg
                         One Maritime Plaza, 18th Floor
                             San Francisco, CA 94111
                                 (415) 421-6500
- --------------------------------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  JUNE 20, 1994
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 2 of 9 Pages
- ------------------------                                       -----------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     SNYDER CAPITAL MANAGEMENT, INC.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)         [x]
                                                                 (b)         [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     AF
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
    NUMBER OF                      0
     SHARES                   --------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
    OWNED BY                       1,226,200
     EACH                     --------------------------------------------------
   REPORTING                  9    SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                     --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   1,370,200
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,370,200
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.1%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 3 of 9 Pages
- ------------------------                                       -----------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     STIRLING PARTNERS, A California Limited Partnership
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)         [x]
                                                                 (b)         [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) or 2(E)                                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CALIFORNIA
- --------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
    NUMBER OF                      0
     SHARES                   --------------------------------------------------
   BENEFICIALLY               8    SHARED VOTING POWER
    OWNED BY                       133,900
     EACH                     --------------------------------------------------
   REPORTING                  9    SOLE DISPOSITIVE POWER
    PERSON                         0
     WITH                     --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   133,900
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     133,900
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 4 of 9 Pages
- ------------------------                                       -----------------

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Greyhound Lines, a Delaware corporation ("GL"). The principal executive office of GL is located at 15110 N. Dallas Parkway, Suite 600, Dallas, TX 75248.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

     (a) Snyder Capital Management, Inc., a California corporation ("SCM"); Stirling Partners, a California Limited Partnership ("SP"); Alan B. Snyder ("Snyder"); Steven J. Block ("Block") Walter Niemasik, Jr. ("Niemasik") and Margot Murtaugh ("Murtaugh").

     (b) The business address of SCM, SP, Snyder, Block, Niemasik and Murtaugh is 350 California Street, Suite 1460, San Francisco, CA 94104.

     (c) Snyder is the President and sole shareholder of SCM. Block, Niemasik and Murtaugh are the Vice Presidents of SCM. SCM is the General Partner of SP, which is an investment limited partnership.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All such persons are citizens of the United States of America.

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 5 of 9 Pages
- ------------------------                                       -----------------

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds                Amount
- ---------      ---------------                ------
SCM            Accounts under Management      $11,941,803.98
SP             Working Capital                $ 1,255,161.90

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisitions of securities is investment. Except as described below, the persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GL or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of GL or of any of its subsidiaries;

     (c) Any change in the present board of directors or management of GL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of GL;

     (e)  Any other material change in GL's business or corporate structure;

     (f) Changes in GL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of GL by any person;

     (g) Causing a class of securities of GL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of GL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (i)  Any action similar to any of those enumerated above.

Such persons intend to communicate directly with GL's management regarding its financial condition, management and business plan,

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 6 of 9 Pages
- ------------------------                                       -----------------

with a view to formulating suggestions for improvement. Such persons are also considering the advisability of discussing these matters with other significant shareholders and are considering other ways to support and improve GL's business operations. Such persons may acquire additional shares of Stock at any time or may dispose of part or all of their Stock at any time. Such persons currently do not otherwise have any specific plans or proposals regarding these matters.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


                     Aggregate
                 Beneficially Owned     Voting Power          Dispositive Power
                 ------------------     ------------          -----------------
Name             Number     Percent     Sole     Shared       Sole      Shared
- ---              ------     -------     ----     ------       ----      ------
SCM            1,370,200      9.1%       0     1,226,200       0       1,370,200
SP               133,900      0.9%       0       133,900       0         133,900


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since April 20, 1994:



Name        Purchase       Date         Number      Price      Broker
- ----         or Sale       ----       of Shares   Per Share    Used (1)
            --------                  ---------   ---------    --------
SCM            P         4/20/94        50,000     10.6850      autra
SCM            P         4/21/94        14,300     10.6317      bear
SCM            P         4/22/94        20,800     10.5600      dres
SP             P         4/29/94         3,800     10.4350      gold
SCM            P         5/02/94        22,400     10.6794      dres
SCM            P         5/03/94        23,400     10.8079      fahn
SCM            P         5/17/94         8,500     10.0600      mcdon
SCM            P         5/19/94        25,000      9.9350      mcdon
SCM            P         5/23/94        54,500      9.9350      jeff
SCM            P         5/24/94         8,200      9.8100      mcdon
SCM            P         5/25/94        83,000      9.6690      mcdon
SP             P         5/25/94        17,000      9.6690      mcdon
SCM            P         5/26/94        76,000      9.3100      legg
SP             P         5/26/94        24,000      9.3100      legg
SCM            P         6/02/94        50,000      8.1850      bear
SCM            P         6/03/94        19,400      8.1850      niko
SCM            P         6/06/94        25,000      8.4350      bear
SCM            P         6/07/94        20,700      8.4350      bear
SCM            P         6/08/94        25,300      8.4923      wmsmit
SCM            P         6/09/94        50,000      8.5600      morg
SCM            P         6/13/94         9,600      8.5600      chic
SCM            P         6/14/94        40,000      8.3100      chic
SCM            P         6/15/94        38,400      8.2774      niko
SCM            P         6/16/94         2,200      8.1850      niko

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 7 of 9 Pages
- ------------------------                                       -----------------

Name        Purchase      Date         Number      Price      Broker
- ----         or Sale      ----       of Shares   Per Share    Used (1)
            --------                 ---------   ---------    --------
SCM            P         6/17/94        34,800     8.1850       barre
SP             P         6/20/94        39,500     8.1850       bear
SCM            P         6/20/94         7,500     8.1850       bear

- ----------------
         (1)   Key to brokers used
         bear       -      Bear Stearns & Co. Inc.
         dres       -      Dresdner Securities
         autra      -      Autranet
         gold       -      Goldman Sachs & Co.
         jeff       -      Jefferies & Company, Inc.
         fahn       -      Fahnestock
         mcdon      -      McDonald & Co. Securities, Inc.
         legg       -      Legg Mason
         niko       -      Louis Nicoud
         wmsmit     -      William Smith
         morg       -      Morgan Stanley & Co. Inc.
         chic       -      Chicago Corp.
         barre      -      Barre & Co.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SCM is the General Partner of SP, pursuant to a limited partnership agreement providing to SCM the authority, among other things, to invest the funds of SP in the Stock, to vote and dispose of those securities and to file this statement on behalf of SP. Pursuant to such limited partnership agreement, the general partner of SP is entitled to fees based on assets under management. Pursuant to investment management agreements, SCM is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on thirty days' notice, and provide for fees payable to SCM based on assets under management.

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 8 of 9 Pages
- ------------------------                                       -----------------

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    June 22, 1994.

SNYDER CAPITAL MANAGEMENT, INC.        STIRLING PARTNERS, a California
                                       Limited Partnership

                                       By Snyder Capital Management,
By   /s/ Steven J. Block                  Inc., General Partner
     ---------------------------
     Steven J. Block,
     Vice President                       By    /s/ Steven J. Block
                                                ----------------------
                                                Steven J. Block,
                                                Vice President

                                  SCHEDULE 13D

- ------------------------                                       -----------------
CUSIP No. 398048108                                            Page 9 of 9 Pages
- ------------------------                                       -----------------


                                                                       EXHIBIT A

                       AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Greyhound Lines.

DATED:    June 22, 1994.

SNYDER CAPITAL MANAGEMENT, INC.        STIRLING PARTNERS, a California
                                       Limited Partnership

                                       By    Snyder Capital Management,
By   /s/ Steven J. Block                     Inc., General Partner
     -------------------
     Steven J. Block,
     Vice President                          By    /s/ Steven J. Block
                                                   --------------------
                                                   Steven J. Block,
                                                   Vice President